Mail Stop 3561
      March 1, 2006


Diane Citron
General Counsel
Carrington Capital Management LLC
Seven Greenwich Office Park
599 West Putnam Avenue
Greenwich, Connecticut  06830

Re:	Stanwich Asset Acceptance Company, LLC
	Amendment No. 1 to Registration Statement on Form S-3
	Filed February 14, 2006
      File No. 333-130030

Dear Ms. Citron,

      We have reviewed your responses to the comments in our letter dated January 5, 2006 and have the following additional comments. Please note that all page references below refer to the marked version of your filing provided by counsel on February 28, 2006.

General
1. While we note the revisions you have made in response to comment 5 of our letter dated January 5, 2006, the use of mortgage securities is still referenced on the cover page and throughout your base prospectus. For example, we note the disclosure on pages five through seven, as well as the disclosure under "Description of Certificates." Please revise to remove all references to mortgage securities.

Prospectus Supplement

Delinquency Experience of the Mortgage Loan Pool, page S-88
2. While we note the revisions you have made in response to comment 8 of our letter dated January 5, 2006, please revise your delinquency table to conform to the requirements of Item 1100(b) of Regulation AB. In this regard, we note that you should present delinquency experience in 30 or 31 day increments through the point that the assets are charged off.

Base Prospectus

Convertible Mortgage Loans, page 12
3. We note your response to comment 12 of our letter dated January
5,
2006 indicating that you will file a new registration statement with respect to any registered remarketing transactions that use the depositor or any affiliate as the remarketing agent. Please confirm that you will file a new registration statement with respect to any remarketing transactions that use the depositor or any affiliate as the remarketing agent.

Description of the Certificates, page 23
4. While we note your response to comment 13 of our letter dated January 5, 2006, please either revise your base prospectus to provide a list of all possible indices that may be used to determine the interest rate on adjustable or variable interest rate securities or confirm that in any case they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index.

Description of Credit Enhancement, page 51
5. While we note the revisions you have made in response to comment
14 of our letter dated January 5, 2006, please revise to disclose all types of derivative products reasonably contemplated to be included in an actual takedown instead of merely indicating that derivative products will have the characteristics described in the accompanying prospectus supplement. Additionally, revise to confirm that all derivatives will be limited to interest rate or currency swaps or advise us how any other anticipated derivative arrangements would meet the definition of an asset-backed security. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.
6. We note your disclosure under "Reduction or Substitution of Credit
Enhancement" indicating that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.




Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3454 with any other questions.

      Sincerely,



Sara D. Kalin
Branch Chief



cc:	Via Facsimile
      Terry Schiff
      Mayer, Brown, Rowe, & Maw, LLP
      (212) 849-5539

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Diane Citron
Carrington Capital Management LLC
March 1, 2006
Page 1